UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

KING’S ROAD ENTERTAINMENT, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

496162 20 7
(CUSIP Number)

Sven Ebeling
West Coast Pictures, LLC
6 Coco Place, Pacific Palisades, California 90272
(310) 975-5383
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 13, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. ..496162 20 7

(1)	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) West Coast Pictures, LLC 86-1151730
(2)	Check the appropriate box if a member of a group (see instructions)	(a) ☑
(b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
(6)	Citizenship or place of organization California

Number of Shares Beneficially Owned by Each Reporting Person With	(7) (8) (9) (10)	Sole Voting Power 4,450,000(a) Shared Voting Power 0 Sole Dispositive Power 3,990,000(b) Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 4,450,000
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 41.8%(c)
(14)	Type of Reporting Person (See Instructions) OO

(a) Includes 460,000 shares for which West Coast Pictures has received an irrevocable proxy from Hagen Behring.

(b) Excludes 460,000 shares owned by Hagen Behring with respect to which West Coast Pictures has a right of first refusal prior to transfer to a third party.

(c) Based on information supplied by King’s Road and its transfer agent.

CUSIP No. ..496162 20 7

(1)	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Sven Ebeling
(2)	Check the appropriate box if a member of a group (see instructions)	(a) ☑
(b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☑
(6)	Citizenship or place of organization California

Number of Shares Beneficially Owned by Each Reporting Person With	(7) (8) (9) (10)	Sole Voting Power 4,450,000(a) Shared Voting Power 0 Sole Dispositive Power 3,990,000(b) Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 4,450,000
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 41.8%(c)
(14)	Type of Reporting Person (See Instructions) IN

(a) Includes 460,000 shares for which West Coast Pictures has received an irrevocable proxy from Hagen Behring, and Mr. Ebeling is the sole manager of West Coast Pictures.

(b) Excludes 460,000 shares owned by Hagen Behring with respect to which West Coast Pictures has a right of first refusal prior to transfer to a third party, and Mr. Ebeling is the sole manager of West Coast Pictures.

(c) Based on information supplied by King’s Road and its transfer agent.

CUSIP No. ..496162 20 7

(1)	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Hagen Behring
(2)	Check the appropriate box if a member of a group (see instructions)	(a) ☑
(b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
(6)	Citizenship or place of organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	(7) (8) (9) (10)	Sole Voting Power 0(a) Shared Voting Power 0 Sole Dispositive Power 460,000(b) Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 460,000
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 4.3%(c)
(14)	Type of Reporting Person (See Instructions) IN

(a) Mr. Behring has granted West Coast Pictures an irrevocable proxy to vote all 460,000 shares owned by Mr. Behring.

(b) Mr. Behring has granted West Coast Pictures a right of first refusal with respect to all 460,000 shares held by Mr. Behring prior to any transfer of Mr. Behring’s shares to a third party.

(c) Based on information supplied by King’s Road and its transfer agent.

Item 1. Security and Issuer

This statement relates to common stock of King’s Road Entertainment, Inc. (“King’s Road”). The principal executive offices of King’s Road are located at 468 North Camden Drive, Beverly Hills, California 90210.

Item 2. Identity and Background

This Schedule is filed on behalf of West Coast Pictures, LLC, Sven Ebeling and Hagen Behring. Sven Ebeling is the sole manager and majority member of West Coast Pictures, LLC, and he does not own any shares of King's Road common stock directly.  Mr. Behring is a minority member of West Coast Pictures, LLC and directly owns 460,000 shares of King's Road common stock.

(1)
West Coast Pictures, LLC (“West Coast”) is a California limited liability company located at 6 Coco Place, Pacific Palisades, California 90272. The principal business of West Coast is to engage in motion picture development and production. West Coast has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). West Coast has not, during the last five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which it was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities with respect to, federal or state securities laws or a finding of any violations with respect to such laws.

(2)	(a)	Sven Ebeling.

(b)	6 Coco Place
Pacific Palisades, California 90272

(c)
Mr. Ebeling is currently the sole manager and majority member of West Coast Pictures, LLC. Mr. Ebeling is also a movie producer with sixteen years of experience in the motion picture industry. His production credits include serving as (i) producer of the 2004 animated family picture “The Nutcracker and the Mouseking”, which featured the voices of Leslie Nielsen, Eric Idle, Fred Willard and Robert Hays; (ii) co-executive producer for the 2003 feature “Wrong Turn”, which starred Eliza Dushku, Emmanuelle Chirqui and Jeremy Sisto; (iii) co-producer of Nowhere in Africa, which won the 2002 Academy Award for Best Foreign Language Picture; and (iv) executive producer of the 2002 film “The Real Deal”, which starred Daniel Baldwin, Angie Everhart and Michael Madsen. Mr. Ebeling has previously served as Managing Director of Media Cooperation One GmbH which distributed over one hundred and sixty (160) movies and television programs on DVD in Germany, Austria, Switzerland as well as parts of Poland and the Czech Republic.

(d)
In February 2004, Mr. Ebeling plead guilty in the Local Court of Stuttgart, Germany to fraud related to the funding of a Stuttgart television station in 1996.  The court imposed a penalty of €7,500 (approx. US$6,000 in February 2004) and sentenced Mr. Ebeling to one year and six months imprisonment, which sentence was suspended.

(e)
Mr. Ebeling has not, during the last five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which he was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities with respect to, federal or state securities laws or a finding of any violations with respect to such laws.

(f)	Germany.

(3)	(a)	Hagen Behring.

(b)	Korneliusstr. 8
44135 Dortmund
Germany

(c)	Mr. Behring is a self-employed banking consultant.

(d)	Mr. Behring has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
Mr. Behring has not, during the last five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which he was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities with respect to, federal or state securities laws or a finding of any violations with respect to such laws.

(f)	Germany.

Item 3. Source and Amount of Funds or Other Consideration

The total consideration for the shares acquired by West Coast and Mr. Behring was Three Hundred Twenty-Five Thousand Dollars ($325,000) and a commitment by West Coast to contribute five (5) film assets to joint ventures in which the King's Road will participate. These film assets are (i) “Sophie and the Dream Bandits” (an animated family picture), (ii) “Myth of Darkness” (an historical thriller), (iii) “Desolate” (a horror thriller), (iv) “Cold Season” (a crime thriller) and (v) "Vukovar" (a Balkan war drama). Additional details on these film assets can be found in a schedule to the Securities Purchase Agreement, dated as of October 31, 2007, between West Coast and King's Road (the "Securities Purchase Agreement"), which is filed as an exhibit to this Schedule 13D.

Under the Securities Purchase Agreement, West Coast purchased 4,450,000 shares of King's Road common stock but instructed King's Road to issue 460,000 of those shares directly to Mr. Behring. The consideration for such instruction and issuance to Mr. Behring was Mr. Behring agreeing to restructure his interest in West Coast and agreeing to grant both an irrevocable proxy and a right of first refusal to West Coast with respect to such 460,000 shares.

The funds used by West Coast to purchase the shares were personal funds contributed to West Coast by Mr. Ebeling and Mr. Behring.

Item 4. Purpose of Transaction

The acquisition of securities described herein was for long-term investment purposes.

(a)
Pursuant to the Securities Purchase Agreement, if King’s Road cannot demonstrate chain of title to the “Kickboxer” film series in a manner satisfactory to West Coast, King’s Road will issue an additional 550,000 shares of its common stock to West Coast.

(b)	Not applicable.

(c)	Not applicable.

(d)
In the Securities Purchase Agreement, King’s Road agreed to take such actions as are legally required to allow West Coast to appoint such number of individuals designated by West Coast to King’s Road’s Board of Directors to fill such number of either vacant or newly created seats as is required to grant West Coast representation on the Board which is pro rata with its shareholding in King’s Road. Initially, West Coast will have the right to nominate and appoint two members of the current five-person board of directors of King’s Road.

(e)
In the Securities Purchase Agreement, King’s Road agreed, as soon as practicable, but not later than ninety (90) days from November 13, 2007, to hold a shareholders meeting to: (i) restate King’s Road’s charter to eliminate the requirement of a classified board of directors; (ii) restate King’s Road’s bylaws to update and standardize as recommended by West Coast’s counsel; and (iii) take and ratify any other clean-up measures recommended by West Coast or its agents. West Coast is still considering the changes to King’s Road’s charter and bylaws that it will request.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

(i)	Not applicable.

(j)	Not applicable.

Item 5. Interest in Securities of the Issuer

(a)
West Coast beneficially owns 4,450,000 shares of King’s Road common stock, which is 41.8% of the outstanding common stock of King’s Road. Mr. Ebeling, as the sole manager of West Coast, may also be deemed to beneficially own the above-described shares of King’s Road common stock beneficially owned by West Coast. Mr. Behring is the beneficial owner of 460,000 shares of King’s Road common stock, which is 4.3% of the outstanding common stock of King’s Road.

(b)
West Coast has the sole power to vote 4,450,000 shares of King’s Road common stock (including the right to vote 460,000 shares owned by Mr. Behring as a result of an irrevocable proxy) and the sole power to dispose of 3,990,000 shares of King’s Road common stock.

As the sole manager of West Coast, Mr. Ebeling has the sole power to vote 4,450,000 shares of King’s Road common stock and the sole power to dispose of 3,990,000 shares of King’s Road common stock.

Mr. Behring has the sole power to vote 0 shares of King’s Road common stock and the sole power to dispose of 460,000 shares of King’s Road common stock (although such shares are subject to a right of first refusal in favor of West Coast prior to Mr. Behring transferring them to a third party). Although Mr. Behring is a minority member of West Coast, Mr. Behring has no power to vote or dispose of the shares of King’s Road common stock that have been acquired by West Coast.

(c)
The only transactions in King’s Road common stock effected by any of the persons named in Item 5(a) during the past 60 days was the acquisition on November 13, 2007 of 3,990,000 shares by West Coast and 460,000 shares by Mr. Behring.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Mr. Behring has granted West Coast an irrevocable proxy to vote his shares in King’s Road. In addition, West Coast has a right of first refusal with respect to any proposed transfer by Mr. Behring of his shares in King’s Road to a third party. If Mr. Behring wishes to transfer any of his King’s Road shares to a third party other than pursuant to a “broker’s transaction” within the meaning of Section 4(4) of the Securities Act of 1933, as amended (a “Broker’s Transaction”), West Coast has a right, but not the obligation, to purchase such shares on the same terms offered by the third party. If Mr. Behring wishes to transfer any of his King’s Road shares to a third party pursuant to a Broker’s Transaction, West Coast has a right, but not the obligation, to purchase such shares at the Current Market Price. “Current Market Price” means as of any date of determination the average of the daily market prices per share King’s Road common stock for twenty (20) consecutive business days immediately preceding such date of determination with the market price for each business day being, the last sale price per share of King’s Road common stock on the immediately preceding business day on a national securities exchange or in the over-the-counter market or, if there was no sale on such immediately preceding business day, the last sale price on the next preceding business day on which there was a sale.

Item 7. Material to be Filed as Exhibits.

Exhibit 1	Securities Purchase Agreement, dated as of October 31, 2007, between King’s Road Entertainment, Inc. and West Coast Pictures, LLC.

Exhibit 2	Irrevocable Proxy granted from Hagen Behring to West Coast Pictures, LLC.

Exhibit 3	Right of First Refusal granted from Hagen Behring to West Coast Pictures, LLC.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WEST COAST PICTURES, LLC

/s/ Sven Ebeling
Name: Sven Ebeling
Title: Manager
Date: November 23, 2007

HAGEN BEHRING

/s/ Hagen Behring
Date: November 23, 2007

SVEN EBELING

/s/ Sven Ebeling
Date: November 23, 2007